SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of    April   , 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: April 23, 2004	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, APRIL 23, 2004

Shell’s Jackpine Oil Sands Mine Receives Cabinet Approvals

Calgary, Alberta — Shell Canada has now received provincial and federal government cabinet approvals for the first phase of its Jackpine Mine located in the Athabasca oil sands region of northern Alberta.

The Jackpine Mine was found to be in the public interest and unlikely to result in significant adverse environmental effects.

With these approvals now in hand, Shell will continue work on the project development phase, which includes feasibility studies and continued community dialogue.

Jackpine Mine — Phase 1 includes a mining and extraction facility on the eastern portion of Lease 13 with a planned capacity of approximately 200,000 barrels per day of bitumen. The timing of an investment decision for this development will depend on market conditions, project cost and sustainable development considerations.

Shell’s existing oil sands business, the Athabasca Oil Sands Project (AOSP), consists of the Muskeg River Mine, the Scotford Upgrader and supporting facilities.

The AOSP is a joint venture between Shell Canada Limited (60%), Chevron Canada (20%) and Western Oil Sands L.P. (20%). Chevron Canada and Western Oil Sands also have the option to participate in Shell’s oil sands growth projects.

Shell Canada’s web site includes a comprehensive investor relations section and documents related to its oil sands growth opportunities. The web site is www.shell.ca.

For more information, contact:

Janet Annesley	Jim Fahner
Oil Sands Public Affairs	Investor Relations
Shell Canada Limited	Shell Canada Limited
(403) 691-2023	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.